Contact

www.linkedin.com/in/timweelborg
(LinkedIn)

Top Skills

Forecasting

Financial Analysis

Product Development

Tim Weelborg

Co-founder and Managing Partner at Homegrown Capital

Brookings, South Dakota, United States

Experience

Homegrown Capital

Co-founder and Managing Partner

December 2021 - Present (3 years 5 months)

Brookings, South Dakota

Homegrown Capital is a South Dakota and North Dakota-based venture capital firm that makes early-stage investments in high-growth, technology-driven companies in the Northern Plains. Homegrown is focused on investing in AgTech, FinTech, and B2B software companies. Learn more at www.homegrown.capital

Soiltech Wireless, Inc.

Board Member

June 2022 - Present (2 years 11 months)

Fargo, ND

Sentinel Fertigation

Board Member

April 2023 - Present (2 years 1 month)

Lincoln, NE

School of Traditional Skills

Board Member

April 2023 - Present (2 years 1 month)

Stillwater, MN

SiteKick

Board Member

April 2023 - Present (2 years 1 month)

Minneapolis, MN

Devii

Board Member

March 2024 - Present (1 year 2 months)

Fargo, ND

ProsperStack
Board Observer
July 2022 - Present (2 years 10 months)
Minneapolis, MN

Thread
Board Observer
May 2023 - Present (2 years)
Grand Forks, ND

Pear Commerce
Board Observer
April 2024 - Present (1 year 1 month)
Minneapolis, MN

Coco Coders
Board Member
May 2024 - Present (1 year)
Fargo, ND

Grain Weevil
Board Observer
June 2024 - Present (11 months)
Omaha, NE

Hummingbirds
Board Observer
October 2024 - Present (7 months)
Des Moines, Iowa, United States

Legacy Farmer
Board Observer
November 2024 - Present (6 months)
Lincoln, NE

Chipp
Board Observer
March 2025 - Present (2 months)
Fargo, ND

Enterprise Institute of South Dakota

Executive Director
July 2003 - December 2021 (18 years 6 months)

• Administered private, non-profit corporation that provides business customized business development services to entrepreneurs and early-stage companies.

• Worked as an entrepreneur coach to assist clients with business planning and capital sourcing efforts

• Organized and administered angel investment funds in South Dakota

-Recognized as the largest in-state Angel Fund Network in the US

-Organized 14 funds in SD with a capitalization > $16M

-Monitored portfolio of >100 companies

-Coordinated >300 investment transactions

• Founded South Dakota's largest entrepreneurship conference - Innovation Expo

South Dakota State University
Adjunct Professor
2008 - November 2021 (13 years)

I taught Entrepreneurial Development - the second of a five-course sequence in the Entrepreneurial Studies major at SDSU. I have also taught other entrepreneurship courses in financial analysis, finance and venture capital, and business plan writing.

SD Small Business Development Center
Business Consultant
2009 - 2019 (10 years)

• Worked as business consultant through Enterprise Institute to provide SBDC services to new and existing small businesses in Brookings County

• Provided business and financial planning services

• Connected clients to financiers - debt and equity

• Worked with >1,000 entrepreneur projects

GoodLife Property Management, LLC
Founder
2009 - 2014 (5 years)

Started and successfully sold full-service property management firm in the Brookings, SD area.

Med-Pac, Inc.
Director of Sales and Marketing

September 2002 - June 2004 (1 year 10 months)

John Morrell & Co.
Corporate Financial Analyst
January 2003 - June 2003 (6 months)

Navitaire
Business Analyst
July 2000 - January 2003 (2 years 7 months)

Education

Colorado State University

Master of Business Administration (M.B.A.) · (2013 - 2016)

South Dakota State University

B.S., Business Economics · (1996 - 2000)

Corporate Finance Institute® (CFI)

Professional Certification, Financial Modeling & Valuation Analyst (FMVA)

The National Development Council

Professional Certification, Economic Development Finance Professional
(EDFP)